Fred Rogers
Select University Technologies, Inc
4340 Von Karman Avenue, Ste. 200
Newport Beach CA 92660

November 30, 2008

Fred,

Please accept my resignation as a director of the World Am, Inc., effective immediately. It has become apparent, as a 55% majority shareholder, SUTI Holdings, LP wishes to project its authority and corporate control in ways, which have caused disputes between the current board and SUTI Holdings, LP.

After consulting with corporate counsel Brian Lebrecht and independent counsel I feel it in the best interest of World Am, Inc. for me to resign, as the relationship between the current board and SUTI Holdings, LP is untenable.

The November 28th meeting agreed to by Mr. Hovee was to be the forum for receipt of our resignations. This email will have to suffice, since you chose not to proceed with that meeting.

I have not been paid board or meeting fees through 2008 and submit the amount past due me is $12,000. This includes 3 quarters of board duties and my attendance of the March 10 and May 20 board meetings.

Respectfully,

David J. Barnes